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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffon May, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

696 McVey Avenue

(No. and Street)

Lake Oswego   OR   97034

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Graves   (503) 635-8844

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hainley & Lavey, P.C.

(Name – if individual, state last, first, middle name)

1400 SW 5th Ave. #770   Portland   OR   97201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 1 9 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Roger May_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Griffon May, Inc._____ , as of ____December 31,_____ , 20 05____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
RICHARD D GRAVES
NOTARY PUBLIC - OREGON
COMMISSION NO. 385400
MY COMMISSION EXPIRES SEPT 30, 2008

_____
Signature

President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5537

(503) 226-2441
FAX (503) 226-2489

February 23, 2006

Independent Auditor's Report

The Board of Directors
Griffon May, Inc.
696 McVey Avenue
Lake Oswego, Oregon 97034

We have audited the accompanying statement of financial condition of Griffon May, Inc. as of December 31, 2005, and the related statements of income and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffon May, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yours very truly,

Hainley & Lavey, P.C.

GRIFFON MAY INC.
(An Oregon Corporation)
Statement of Financial Condition
at December 31, 2005
(See notes to financial statements)

ASSETS

Cash	$ 300,657
Securities owned	559,308
Deposit with clearing organization	100,000
	$ 959,965

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		$ 19,184
STOCKHOLDERS' EQUITY:		
Common stock - authorized 300,000 shares without par value, issued and outstanding 97,367 shares	$ 97,367	
Additional paid-in capital	10,195	
Retained earnings -		
January 1, 2005	$ 570,915	
Net income	550,578	
Distributions to stockholders	(288,274)	
December 31, 2005	833,219	
Total stockholders' equity		940,781
		$ 959,965

GRIFFON MAY INC.
(An Oregon Corporation)
Statement of Income
For the Year Ended December 31, 2005
(See notes to financial statements)

INCOME:

Management fees		$ 530,795
Commissions		632,618
Realized and unrealized gains on securities		331,116
Interest and dividends		36,506
Total income		1,531,035

EXPENSES:

Salaries and commissions	$ 409,268	
Payroll taxes	36,591	
Medical insurance	62,219	
Retirement contributions	9,546	
Clearing and custodial fees	156,630	
Travel and entertainment	24,182	
Office rent	24,497	
Equipment rent	84,000	
Quote services	17,285	
Computer services	34,674	
Professional services	55,240	
Dues, fees and licenses	12,497	
Insurance	5,895	
Interest	1,862	
Supplies	14,579	
Telephone	12,031	
Donations	2,845	
Publications and training	6,111	
Repairs and maintenance	1,489	
Taxes and licenses	237	
Miscellaneous	8,779	
Total expenses		980,457
NET INCOME		$ 550,578

GRIFFON MAY INC.
(An Oregon Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2004
(See notes to financial statements)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 550,578
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities -	
Securities owned	90,720
Accounts payable	16,104
Net cash provided by operating activities	657,402

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to stockholders	(288,274)
Principal payments on margin loan	(107,452)
Net cash used by financing activities	(395,726)

NET CHANGE	261,676
CASH - beginning	38,981
CASH - ending	$ 300,657

Cash paid during the year for:

Interest expense	$ 1,862

GRIFFON MAY, INC.
(An Oregon Corporation)
Notes to Financial Statements

NATURE OF OPERATIONS:
Griffon May, Inc. was incorporated in 1969 as a registered broker/dealer with the Securities and Exchange Commission. The company provides investment management services to individual and institutional clients located primarily in Oregon and Washington. The company has a correspondent relationship with an unrelated company, Pershing LLC. All client accounts are maintained at, and all securities transactions are cleared through, that organization.

SIGNIFICANT ACCOUNTING POLICIES:
Cash consists of checking account and brokerage account cash balances.

Securities owned are valued at market prices.

Securities transactions and related commission income and clearing fees are recorded on the trade date. Management fees are recorded monthly.

Computer equipment and software is expensed as purchased because of its frequent replacement.

No provision for income taxes is shown because of the election by the stockholders to report the income of the corporation on their personal income tax returns under Subchapter S of the Internal Revenue Code.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

MARGIN LOAN:
The maximum borrowing on margin from Pershing is 50% of market value of securites owned. Interest is charged at the call money rate plus .75%.

NET CAPITAL:
Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Commission, the company is required to maintain a minimum net capital of $100,000. Net capital at December 31, 2005 was $813,900. The company is also required to maintain a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. The ratio was .02 to 1 at December 31, 2005.

RELATED PARTY TRANSACTIONS:
The company rents equipment and office space from related companies on a monthly basis, for a total of $108,497 during 2005. Occasional security trades between the company and its shareholders are considered to be at arm's length.

RETIREMENT PLAN:
The company has a defined contribution pension plan, which matches employee contributions up to 3% of compensation.

CONCENTRATION OF CREDIT RISK:
$252,919 in cash, all securities owned and the deposit of $100,000 are held at Pershing LLC. Of the securities owned, $474,725 are from two issues.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, Griffon May's activities involve the execution and settlement of various securities transactions, including the sale of securities not yet purchased. In the event the other party to a transaction is unable to fulfill its contracted obligation, the company may be required to purchase or sell securities at prevailing market prices in order to satisfy its obligation to a client. These market prices may differ from the contracted price.

The company settles security transactions on the settlement date, which is generally three business days after the trade date. Griffon May is therefore exposed to risk of loss on transactions if the other party is unable to meet the terms of the contract by the settlement date. In that case the company may have to purchase or sell securities at prevailing market prices, which could differ from the contracted price.

CONTINGENT LIABILITY:

The company has agreed to indemnify Pershing for any deficiencies in client margin accounts. Griffon May monitors all accounts under its management to minimize any risk.

GRIFFON MAY INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
at December 31, 2005

Total stockholders' equity		$ 940,781
Haircuts on securities:		
Debt securities	$ 17,502	
Other securities	66,394	
Undue concentration	42,985	
Total haircuts		(126,881)
Net capital		$ 813,900
Aggregate indebtedness:		
Accounts payable		$ 19,184
Total aggregate indebtedness		$ 19,184
Computation of basic net capital requirement:		
Net capital		$ 813,900
Minimum net capital required		(100,000)
Excess net capital		$ 713,900
Ratio of aggregate indebtedness to net capital	.02 to 1	

There is no material difference between net capital and the net capital computation on the Company's unaudited FOCUS report as of December 31, 2005.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the computation of reserve requirements and possession or control requirements under SEC rule 15c3-3.

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

February 23, 2006

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5537

(503) 226-2441
FAX (503) 226-2489

Board of Directors
Griffon May, Inc.
696 McVey Ave.
Lake Oswego, Oregon 97034

In planning and performing our audit of the financial statements of Griffon
May, Inc. (the Company) for the year ended December 31, 2005, we considered
its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide
assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company including tests of such practices and procedures that
we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtness (or aggregate debits) and net
capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and
   comparisons and recordation of differences required by the rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully
   paid and excess margin securities of customer as required by Rule
   15c3-3

The management of the Company is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected
to achieve the SEC's above-mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours very truly,

Hamilton & Lavery, P.C.